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Exhibit (a)(5)(S)

IKOS SYSTEMS, INC.
FIRST-QUARTER 2002 FINANCIAL RESULTS
TELECONFERENCE TRANSCRIPT

1:30 P.M. PT/4:30 P.M. ET
January 23, 2002

Operator:

Ladies and gentlemen, welcome to IKOS Systems first quarter 2002 earnings conference call. At this time, all participants are in listen-only mode and later we will conduct a question and answer session and instructions will follow at that time. As a reminder, the conference call is being recorded.

I would like to now introduce your host for today's conference call, Mr. Joe Rockom, Chief Financial Officer.

Joe Rockom:

1)
Thank you for joining us this afternoon. Today, we'll review the company's final results for the first fiscal quarter ended December 29, 2001, which were released approximately a half hour ago and are now available on our website at www.IKOS.com. This call is also being broadcast on the Internet and will be available on our website for the next 30 days.

2)
Joining me is Ramon Nuñez, president and chief executive officer. I'll begin today's call with the usual safe harbor clause and provide a summary of our financial highlights. Then Ramon will review the key business events of the quarter.

3)
In the course of this conference call, including the question-and-answer period, the company may make projections or other forward-looking statements regarding future events, including our proposed merger with Synopsys, the issues surrounding the recent unsolicited tender offer from Mentor Graphics or the future financial performance of the company, pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We wish to caution you that such statements address matters that are subject to risks and uncertainties and that actual results may differ materially from those expressed or implied by our forward-looking statements. We refer you to the documents that the company files from time to time with the SEC, specifically the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the Proxy Statement regarding the proposed Synopsys merger and schedule 14D-9 relating to the Mentor tender offer. These documents contain important factors that could cause actual results to differ materially from those contained in the company's projections or forward-looking statements.

4)
During the fourth fiscal quarter, ended September 2001, we transitioned from the company's historical accounting method to the method required by the SEC under Staff Accounting Bulletin Number 101, or SAB 101. As a result, the first-quarter results and historical comparisons we will discuss today are in accordance with SAB 101. Adoption of SAB No. 101 had no effect on previously reported amounts for the first quarter of fiscal 2001.

5)
Revenues for the first quarter of fiscal 2002 were $13.3 million, compared with $21.0 million for the same quarter a year ago. Net income for the quarter was $316,000, or $0.03 per diluted share, compared with net income of $2.5 million, or $0.25 per diluted share, for the first quarter of fiscal 2001. Note that net income for the first quarter of fiscal 2002 included charges of $1.3 million related to the Axis Systems Inc. litigation and the proposed merger with Synopsys, and a one-time net gain of approximately $3.0 million due to the early termination of a sublease by a prior tenant here in our headquarters building. Bookings increased sequentially by over 20% to $14.8 million from $12.3 million last quarter.

6)
Now, I'll turn it over to Ramon.

Ramon Nunez:

1)
Thanks, Joe, and thanks to each of you for joining us today.

2)
IKOS' first-quarter results and sequential bookings growth are a testament to the competitive strength of our emulation product offering. Even in a difficult economy, the technology and cost-of-ownership advantages provided by our emulation products have continued to be attractive to our customers. We launched our fourth-generation emulator, the Vstation-15M, and our first generation replicate solution in the spring of 2001, providing chip designers with higher gate capacity, advanced verification features and reduced verification times, in a superior cost-per-gate competitive solution. We believe that these advantages, along with our expertise and superior sales channel capability, have enabled us to gain market share. In fact an estimate from a Robertson Stephens research report issued today on one of our key competitors indicates that our emulation revenues have surpassed that of this competitor (i.e., Quickturn) during the quarter. Even in an era of tight customer budgets, our Vstation-15M product, which is a cornerstone of our emulation product family, has been beneficial in getting our foot in the door of new prospects. Furthermore, our creative business models which provide customers with a variety of options for acquiring our products have meant that when customer budgets have become available, we've often been successful in booking the business after thorough competitive bake-offs by our customers.

3)
During the first quarter, bookings grew to $14.8 million, up 20 percent from bookings of $12.3 million for the prior quarter. Revenues were split 65% in North America and 35% elsewhere internationally. The increase in international revenues, which was up from 21.5% the prior quarter, was primarily due to two large orders from existing international customers.

4)
In terms of our near-term business prospects, excuse me, we've been in close contact with our customers and prospects to carefully assess when they may begin to loosen up their budget constraints. What we've learned from many of these customers is that they are funding their most important design efforts and where there is a qualified customer need for our solutions, customers are choosing IKOS over our competitors. Based on the number of these situations that we are tracking, our potential pipeline looks reasonably healthy. Having said this, in our view there is no evidence of immediate broad economic improvements in any market segment. What we do see is that many of our, many of the top players in certain sectors are making investments in emulation. These sectors include: graphics and networking. Consequently, we are still cautious about near-term improvements in our market.

5)
Lastly, I do want to mention that in the course of the last several weeks the IKOS board has been very diligent about ensuring we take the sensible, responsible, and necessary steps to address the unsolicited tender offer and subsequent proposed merger agreement presented by Mentor Graphics. In this regard, I believe the IKOS board has executed its fiduciary duties with care and in the best interest of all of our stockholders. Our actions have been promptly and publicly communicated and I refer you to our public filings for further details, in particular the company's schedule 14D-9 and its amendments filed with the SEC.

6)
In summary, we are extremely pleased with our results for the quarter, in such a challenging economy, and in what we believe are superior emulation product revenue and market share results for the quarter compared with our competitors. We anticipate to be able to continue this competitive strength, which has enabled us to maintain relatively solid bookings growth during these uncertain times. This—coupled with our improved cash position, the cost controls that we have put in place over the last several quarters, and new products which we will be introducing during the coming year will continue to strengthen our position in pursuing new and potential business opportunities.

7)
Now, Joe will provide additional highlights of our financial results for the first quarter. Joe?

Joe Rockom:

1)
Thanks, Ramon.

2)
Simulation product revenues for the first quarter were $1.4 million, compared with $5.1 million for the same quarter a year ago. The decline in simulation revenues was due to our strategic focus on emulation products for which we see stronger growth opportunities going forward.

3)
Emulation product revenues for the first quarter were $6.7 million, or 82% of total product revenue, compared with $11.2 million for the first quarter of fiscal 2001. During Q1, emulation products comprised 93% of total product bookings, with simulation products comprising the remainder.

4)
Gross margin was 70.3%, down from 78.7% a year ago, but flat with the prior quarter's gross margin of 70.5%.

5)
Operating expenses for the first quarter were $12.2 million, including $1.3 million of Axis litigation expenses and other legal expenses related to the Synopsys merger. This compared with $13.4 million for the same period a year ago. R&D expenses were $3.3 million, or 24.6% of revenues, compared with $4.5 million, or 21.5%, for the first quarter of 2001. Overall, total operating expenses decreased sequentially from $12.8 million to $12.2 million.

6)
Other income of approximately $3.3 million was up dramatically year over year, compared with $219,000 for the year-ago period primarily due to the termination of a sublease that I mentioned earlier. Please note that the legal expenses regarding Axis and Synopsys are to be excluded from profit calculations as defined in our definitive agreement with Synopsys.

7)
Turning to the balance sheet, cash and investments were $18.1 million, up from $15.6 million at September 29, the end of our prior fiscal year. DSOs improved to 46 days from 60 days due to improved collections. Inventories declined by just over $1.1 million due to increased inventory reserves and limited inventory purchases.

8)
With that, I'll conclude our prepared remarks and open the floor for questions. Operator?

Operator:

Ladies and gentlemen, if at this time you do have a questions, please press the number on key on your touchtone phone. Our first question is from Mike Crawford of P. Reilly:

Mr. Reilly:

Good afternoon. First question: What is Synopsys opinion of the sublease termination gain? Is that going to be credited to the PBT?

Mr. Nuñez:

Let me answer that Mike. We believe that it is part of the PBT numbers although we have not definitively confirmed that with Synopsys. But having said that I don't think that's a material item in terms of the conditions on the Synopsys agreement. As you recalled the key measurement in that agreement is bookings.

Mr. Crawford:

Right, which work 20% sequentially. What was the last date that you booked an order in the quarter?

Mr. Nuñez:

I believe it was the last day of the quarter.

Mr. Crawford:

So, you were booking orders during the last week.

Mr. Nuñez:

Yes, in fact it was not the 29th it was the 28th actually the last day of the quarter.

Mr. Crawford:

Okay, I was under the impression you had been closed down for that week.

Mr. Nuñez:

I think the company closed down but there was a few of us that were still working.

Mr. Crawford:

Okay. What would be your clients that would be most likely to step up and buy some platforms in the near future, when their budgets open up.

Mr. Nuñez:

Well, I think it's obviously not the kind of thing that we like to discuss publicly, but if I mentioned in my prepared remarks I think there isn't any specific markets segment that is moving in the positive condition to give us the confidence of the economy is improving. What we are seeing is that the top players in any given market segment are the ones that are potentially moving faster than the others. There may be some exceptions especially in the new startups that are well funded. Those may be also moving to purchase new platforms.

Mr. Crawford:

Okay final question. Have you talked at all with Synopsys about changing the terms of your current agreement?

Mr. Nuñez:

I have no comment on that.

Mr. Crawford:

Okay, thank you.

Operator:

Thank you. Our next question is from John Gruber of Gruber & McBaine.

Mr. Gruber:

My question is, what do you have to do with Mentor now to then go back and sort of tell Synopsys you have a better bid and that they got to make a decision?

Mr. Nuñez:

As you know John, we have an agreement with Snyopsys that includes a no-shop, no solicitation etc. in the terms of the agreement, but as we referenced in our Schedule 14D-9 in the Board's judgment the relative certainty that one or more of the conditions in the Mentor proposal would not be satisfied pretty much rendered that proposed merger agreement too risky for the shareholders. For example, the condition that no litigation or threat of litigation exist at the time of closing, when we already have lawsuits filed against IKOS, is a condition that IKOS is very likely not able to meet, or the condition that a market decline in excess of 10% not to take place prior to the closing is another condition that puts considerable risks of non-consummation on the Mentor proposal, especially in light of the current volatile climate we are living in. So, the board concluded that it would be inappropriate to terminate the Synopsys agreement and gamble $5.5 million dollars in the face of such conditions. Beyond that I don't it's fair of me to comment.

Mr. Gruber:

So I don't think you answered my question. You are negotiating with Mentor on those aspects you don't like?

Mr. Nuñez:

No, as I mentioned earlier, we do not have any discussions with Mentor whatsoever. In order for any discussions to be had with Mentor, Mentor would have to sign the Non-Disclosure Agreement which we have submitted twice to their legal counsel. There is no discussions with Mentor and so what we have done is follow the procedures and follow very careful processes so that we make sure that we give it the consideration that it merits and filed all of our responses verbally with the SEC.

Mr. Gruber:

Okay. Thanks.

Operator:

Our next question is from Brian Swift of Security Research Associates.

Mr. Swift:

Two questions. One relating to business. In your comments relating to the economic climate for the quarter, and if you go back to the previous quarter and what your customers were kind of telling you as to what you might expect in terms of what kind of increases in business you might see in the first and second calendar quarters of this year. Would you say that is the same or is it more positive or more negative three months later?

Mr. Nuñez:

I would say in general Brian, that is more of this saying, however, I think it's worth noting that in our fiscal quarter ending in December we were positively surprised in the strength of our bookings and again I think, I don't want to make too much of that because still too early to make that an indicator of positive movement in the economy in general, but I will say that, I think the conditions that we saw three or six months ago are still by and large the same with perhaps very few exceptions in some of our customers where back then did not make it clear when they would ease up on their budgets. I think it is still by and large not clear. But the indications are that is more along the lines of the second half for those customers—a second half of calendar 2002 than the first half.

Mr. Swift:

Right. Which would not have any impact as far as the current status of the Synopsys deal. But, I guess in reality the current status of the Synopsys deal is somewhat meaningless in light of what has happening with Mentor. And there have been so many missiles back and forth between the two companies. I have some recollection that Mentor expressed some willingness to sign the Non-Disclosure Agreement and one of those press releases that they put out.

Mr. Nuñez:

I'm not aware of that Brian.

Mr. Swift:

But you say they still have not done so.

Mr. Nuñez:

In fact it was clear and it's filed in the SEC documentation that Mentor's outside legal counsel declined to sign the NDA. As we filed our latest 14D-9 Schedule Amendment earlier this week, we again sent an NDA for Mentor to consider.

Mr. Swift:

Okay. So, again there is no motivation for Synopsys to do anything as long as the price of the stock stays above 11. There won't be hardly any people foolish enough to tender and so Mentor either asked to change that view or there's just going to be a lot more feet dragging which basically helps Synopsys because it gets closer to the end of their non-compete agreement. So do you have any light you can shed on what might, can, happen to change that course of events? What has to happen to change that course of events?

Mr. Nuñez:

No. Again, Brian I think there's two things I would state: one is that we continue to have an effective Synopsys agreement that we will continue to honor and abide by its terms. Beyond that I don't think it's appropriate for me to speculate as to what Mentor might do or anyone else in this triangle. I think the position of the company has been pretty clear. We believe that we have executed our fiduciary duties very, very well and the conclusions that the board has reached are fairly well documented in our working D-9 and I would urge you to review those and beyond that I don't think it's appropriate for me to comment.

Mr. Swift:

In your answer to John's question, John Gruber's question, if they remove the 10% price reduction and the no litigation positions, would that be enough to change the opinion of the board or is it more than that?

Mr. Nuñez:

I think it is the duty of the board to evaluate any proposals and if any proposals from a competing bidder, including Mentor, would result in a superior offer that we would render that conclusion public immediately. So, I think any changes to any conditions from anyone and/or any other bidder we would take that to the board and have the board consider it.

Operator:

Our next question is from David Wright of Henry Investment Trust.

Mr. Wright:

Good afternoon, can you hear me alright?

Mr. Nuñez:

Yes, fine.

Mr. Wright:

I have three questions. The first in the income statement in the earnings press release, you got this $1.3M charge related to litigation settlement and merger expense. Where is that in the income statement?

Mr. Rockom:

That's part of the general and administrative cost.

Mr. Wright:

So that falls in G&A?

Mr. Rockom:

Right.

Mr. Wright:

Second question. When do you plan to file your preliminary proxy statements for the Synopsys shareholder vote?

Mr. Nuñez:

I think the Synopsys legal counsel has that ball. We have been working with them. We believe that we are prepared to go forward with that process and I think the question would be best addressed to Synopsys, but I think we are ready.

Mr. Wright:

Well, you're not having a joint proxy statement are you?

Mr. Nuñez:

No.

Mr. Wright:

So you drafted yours and sent it along to them to comment?

Mr. Rockom:

Right, but we have to wait for the S-4 to go effective, that Synopsys has provided to the SEC.

Mr. Wright:

Did they file that?

Mr. Rockom:

I believe that it is either filed or very close to being filed as far as the latest amendment. They had comment back and in fact they had responded to the comments, and there were comments on the comments which they have responded to and I think we now have a revised one available but you have to check with Synopsys to find out specifically what the status is of that.

Mr. Wright:

Just from IKOS' point of view, if you have the June 30th measurement period, a measurement period ending June 30, has it been your plan to have your shareholders to vote prior to June 30th or after?

Mr. Nuñez:

Yes, I think the better answer to give you is that we would expect that if the S-4 is filed and the SEC deems it effective in the next few days or couple of weeks, that we would then, I guess Synopsys would be prepared to send the Proxy sometimes in the early February timeframe. Perhaps if anything delays that may be in the middle time of February so that we would be prepared to go the shareholders sometime in the late March timeframe. Again, if anything delays that it could be the early part of April.

Mr. Wright:

Thank you. The third question has to do with these 14-D's that you have been talking about and I'm in the 14-D that was provided to your stockholders with the December 20th date, wherein management projections are discussed.

Mr. Nuñez:

Yes.

Mr. Wright:

I'm quoting wherein there is managements current revenue plan of $67M for the measurement period and a backlog of $3M. And then, after that there's some further discussions of the fact that the board considered in adjudging Mentor's $11.00 offer to be superior and wherein they talked about managements projections for the third and fourth quarters being I think it was 30 and 31 percent representing 30 and 31 percent sequential growth over the second quarter. So, using those numbers its possible to deduce the quarterly break for the $67M estimate.

Mr. Nuñez:

Correct.

Mr. Wright:

Okay. In 14-D filed in the last couple of days there was some comments that management forecast had been reduced somewhat from that previously expressed, can you expand on that?

Mr. Nuñez:

The management concerns about the second half of this measurement period performance have been expressed to the board consistently. I think what we have updated the board with is the fact that we have all along anticipated that in order for us to be more aggressive and to meet the high end of our plan or at least meet the plan and perhaps to go above the plan that they would have to be some modest economic improvements. In our view there isn't any clear sign that the economy is moving in the positive direction anytime soon. So, therefore, it is appropriate for management to communicate that and we did to the board to assure that they knew that we felt that the improvements in the economy were not as robust or as early as we had expected six months ago when we put the plan together. Having said that I think that we have had reasonable positive use of our recent results, but again the outlook is still very cloudy. And of course, as you stated the plan currently would call for a substantial sequential increase on the order of 30% in the March quarter and so forth. So those are significant increases that we need to make sure that the board is aware of and that is what we communicated to them.

Mr. Wright:

Okay. So just staying with that, that extrapolation would project March 31 quarter revenues of $17M and June 30th quarter revenues of $22.4M to get to roughly $67M. So that's quite a jump particularly from Q-3 to Q-4 of over $5M. Is there any factor other than a perceived improvement in the economy that is modeled into that revenue jump?

Mr. Rockom:

This is Joe, David. Yes, we are prepared to, I mean we got inventory in place and we got customers identified and if the economy were to turn around we could very quickly react. The issue is when are these customers going to get their projects funded and in a lot of cases even the people that our sales guys are talking to, the project managers don't even know that their projects are going to get funded. But, you're right, if things were to turn around we could react very quickly.

Mr. Wright:

So, but then where I'm going with this and then I'll stop, if things didn't turn around from a $13.3M quarter in just announced you might have your $16M or $17M in March 31 and you might have $15M or $16M in June 31 and then the Synopsys formula would equate with a transaction value that started with a 9 instead of an 11.

Mr. Nuñez:

I think those analyses were done by our financial advisor, Needham & Company and I think you're right. If you make those projections and you assume certain degradation of the performance of plan from Q3 and Q4 in this measurement period. You're correct.

Mr. Wright:

Thank you for answering my question.

Operator:

Our next question is from Jennifer Jordan of Wells Fargo.

Ms. Jordan:

Good afternoon and a good job here on the quarter at a difficult time. I'm wondering if you would share for us or review for us what are the conditions in your Non-Disclosure Agreement, that Mentor is having difficulty wanting to sign.

Mr. Nuñez:

Well, I think it's probably too difficult to go through all of the conditions, but my understanding is that there are a couple of conditions that they do not like: one of them is a standstill condition and the other is a non-solicitation condition. Beyond that I can't recall what other conditions they don't like.

Ms. Jordan:

And then I'm also wondering if as you look at the environment right now, are you getting any additional feedback from customers about the way that they're ordering? We know that in past hostile equipment periods, people have been aggressive about trying to cue up their orders in anticipation. Do you have any sense that's been happening? Or are people really just waiting, waiting, waiting until they actually have the dollars in hand to do a deal? or get into the pipeline?

Mr. Nuñez:

Do you mean deal with us?

Ms. Jordan:

Yes. Well, generally, or in emulation in particular.

Mr. Nuñez:

Yes. I think in this economy this market condition is unlike anything else which is in the past. So, what we generally see now is that the justification for an acquisition of our product, generally proceeds in the same form as it has in the past. The difference is that whereas in the past, there was perhaps a VP that had the authority in the budget pre-approved. Now the signature cycles has to go all the way out to the CEO in most cases. Even in some cases when the CEO had already made notices and made indications that the funding would be approved, in some cases the funding is not approved when it gets to that point. So, very difficult to predict and there is no clear indication that there is any consistency anywhere.

Ms. Jordan:

And then just one more question, going back to the merger. Does the timing of the shareholder votes have any implications for the non-compete between Cadence and Synopsys and any risks for Synopsys associated with the timing of the vote?

Mr. Nuñez:

Now as Joe stated, this really has been driven by the SEC comments. We responded to two rounds of comments with the SEC so for with Synopsys and that really has been the pacing item nothing else to do with anything else.

Ms. Jordan:

Okay. Thanks Ramon.

Mr. Nuñez:

Thank you.

Operator:

I got a question it's from Ben Mendoza from OMC Capital.

Mr. Mendoza:

The primary one was just ask. But to the extent that the conditions in the Non-Disclosure Agreement that Mentor does not like prevent them from signing it, does that mean, them not signing means you are not allowed to negotiate? Does that mean that negotiations will be done by proxy through press releases and 14D filings.

Mr. Nuñez:

I would not call those negotiations Ben. I think these are just our duties and our responsibilities to respond to these kinds of events. It was hard to that into negotiations from my point of view.

Mr. Mendoza:

Okay. I understand. Alright. Thank you.

Mr. Nuñez:

Thank you.

Operator:

Our next question is a follow-up question from John Gruber of Gruber & McBaine.

Mr. Gruber:

Since all these companies are probably listening on the call, would it be best if, just for Mentor to make a $12 bid than force the issue because everyone would tender you know then you can get off the pot on the Synopsys thing and negotiate with them—if there is any negotiation to be done? If you are listening guys that's what you should do. Any comments?

Mr. Nuñez:

I don't think I want to comment on that.

Mr. Gruber:

Okay. I didn't think you would. Thank you.

Operator:

Our final question is from Manoj Nadkarni from Chip Investors.

Mr. Nadkarni:

Ramon, Joe, good afternoon. First of all congratulations for turning a small profit and more importantly for the improving your cash position.

Mr. Nuñez

Thank you.

Mr. Nadkarni:

Now, for emulation orders you mention two segments: graphic segments where you have seen some strength, how about related like mix signal and SOC?

Mr. Nuñez:

We don't see much mix signal in our market. Beyond that I think that the strengths in other markets segments are relatively weak. There is consumer products that are fairly weak especially in Japan. Japan has been a very weak market in the recent past and quite frankly I don't see that changing in the near term. The telecommunication sector has been badly hurt, there's really not much going on in that sector with perhaps very few exceptions. About the only bright spot that I see beyond those comments is in the wireless sector. I think the wireless sectors are beginning to make some improvements. We had some more orders from wireless customers in the quarter and so we think in the near term, graphics networking and wireless sectors are going to be the ones that be producing most of our revenues.

Mr. Nadkarni:

What are the outlook on the simulation segment?

Mr. Nuñez:

You know the simulation acceleration segment as we had indicated over the last 2 years, we anticipated that market that would decline for us. As we stated a year ago we were surprised, pleasantly surprised that, that market remained relatively strong for so long, but we ultimately knew it would decline and in fact we've seen a decline. I don't know to how much we would attribute that decline to the economic conditions versus the market itself, but you know it has come to fruition that decline has continued. Our emphasis continues by large to be focused on emulation and long term we believe that is the growth and opportunity for us. And so simulation acceleration in the near term will continue to decline. In my view long term I think emulation in a particular broader point of view high performance verification based on a reconfigurable FPGA base or some sort of that kind of technology platform will be the way to verify very large designs.

Mr. Rockom:

I think there's been some indication that revenues were for example this quarter were 82% emulation and the bookings were even more on the emulation side they were 93%. As you can see, simulation starting to become a very small part of our business going forward.

Mr. Nadkarni:

Finally, what do you expect about the maintenance revenue?

Mr. Nuñez:

I think maintenance revenues are going to be relatively steady for awhile. We may see some decline because the economy is impacting some of our customers in terms of renewals. As the simulation revenues decline that will have a direct impact on simulation maintenance. I think by large it will relatively flat perhaps slightly down from quarter to quarter, but no major changes of any material impact over the next three or four quarters.

Operator:

And gentlemen, I'd like to turn the program back to you; we are showing no further questions.

Mr. Rockom:

Thanks again for joining us today. I'll be available for follow-up calls the rest of today and tomorrow. Otherwise, we look forward to our next teleconference with you in April, when we'll report our financial results for the second quarter of fiscal 2002.

Thanks again, and good afternoon.

Forward-looking statements in this transcript are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements include statements related to customer budgets and spending constraints, current and future economic conditions, the Synopsys merger and consideration under the merger agreement, the Mentor Graphics Corporation tender offer, bookings, new products, management projections, achievement of management's revenue plan and future revenue expectations, and involve risks and uncertainties which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, without limitation, current economic conditions, customer demand for the Company's products and maintenance services, customer budgets, continued acceptance and development of the Company's existing and new products, competition, new products and technological changes, the Company's ability to retain its skilled workforce, the Company's dependence upon third-party suppliers, controlling product costs, intellectual property rights, achievement of cost controls, risks relating to compliance with the operating covenants in connection with the merger agreement with Synopsys, the potential distraction of management regarding the pending cash tender offer commenced by Mentor Graphics Corporation and other risks detailed from time-to-time in the Company's periodic reports filed with the Securities and Exchange Commission. The Company assumes no obligation to update the forward-looking statements contained in this transcript.

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